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FOR IMMEDIATE RELEASE:                                           EXHIBIT (a)(9)

Press Contact:   Gwen Fisher        Investor Contact:   Laura Jordan
                 (908) 423-6154                         (908) 423-5185


Merck Announces Early Termination of Hart-Scott-Rodino Waiting Period on Tender
             Offer For Outstanding Shares of Sibia Neurosciences


     Whitehouse Station, N.J., Aug. 20, 1999--Merck & Co., Inc. announced the early termination today of the waiting period under the pre-merger notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 applicable to the tender offer by Merck's wholly owned subsidiary for the shares of common stock of SIBIA Neurosciences, Inc. (NASDAQ: SIBI). The tender offer at $8.50 per share in cash, which is being made pursuant to an Agreement and Plan of Merger among the companies dated as of July 30, 1999, is scheduled to expire at 12:00 midnight, New York City time, on Thursday, Sept. 2, 1999, unless extended.

     Founded in 1981, SIBIA is engaged in the discovery and development of novel small molecule therapeutics for the treatment of neurodegenerative, neuropsychiatric and neurological disorders. The company, which went public in 1996, is a leader in the development of proprietary drug discovery platforms and technologies.

     Merck is a global, research-driven pharmaceutical company that discovers, develops, manufactures and markets a broad range of human and animal health products, directly and through its joint ventures, and provides pharmaceutical benefit services through Merck-Medco Managed Care.


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